UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Constellation Pharmaceuticals, Inc.

(Name of Issuer)
Common Stock, par value $2.15001 per share

(Title of Class of Securities)
210373106

(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 210373106	SCHEDULE 13G/A	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Great Point Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,024,800
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,024,800
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,024,800
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.15%[1]
12		TYPE OF REPORTING PERSON IA/OO

1 Based on a total of 47,575,521 shares outstanding, as reported by the Issuer in its Form 10-Q filed with the SEC on October 29, 2020.

CUSIP No. 210373106	SCHEDULE 13G/A	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Dr. Jeffrey R. Jay, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,024,800
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,024,800
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,024,800
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.15%[1]
12		TYPE OF REPORTING PERSON IN/HC

1 Based on a total of 47,575,521 shares outstanding, as reported by the Issuer in its Form 10-Q filed with the SEC on October 29, 2020.

CUSIP No. 210373106	SCHEDULE 13G/A	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Mr. Ortav Yehudai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,024,800
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,024,800
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,024,800
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.15%[1]
12		TYPE OF REPORTING PERSON IN/HC

1 Based on a total of 47,575,521 shares outstanding, as reported by the Issuer in its Form 10-Q filed with the SEC on October 29, 2020.

CUSIP No. 210373106	SCHEDULE 13G/A	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

Constellation Pharmaceuticals, Inc.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

215 First Street, Suite 200

Cambridge, Massachusetts 02142

Item 2.	(a) Names of Persons Filing:

Great Point Partners, LLC

Dr. Jeffrey R. Jay, M.D.

Mr. Ortav Yehudai

The Reporting Persons have entered into a Joint Filing Agreement, February 16, 2021, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2.	(b) Address of Principal Business Office:

The address of the principal business office of each of the Reporting Persons is

165 Mason Street, 3rd Floor

Greenwich, CT 06830

Item 2.	(c) Citizenship:

Great Point Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States. Mr. Ortav Yehudai is a citizen of the United States.

Item 2.	(d) Title of Class of Securities

Common Stock, par value $2.15001 per share

Item 2.	(e) CUSIP No.:

210373106

CUSIP No. 210373106	SCHEDULE 13G/A	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 210373106	SCHEDULE 13G/A	Page 7 of 9 Pages

Item 4. Ownership

Biomedical Value Fund, L.P. (“BVF”) is the record owner of 450,957 shares (the “BVF Shares”). Great Point Partners, LLC (“Great Point”) is the investment manager of BVF, and by virtue of such status may be deemed to be the beneficial owner of the BVF Shares. Each of Dr. Jeffrey R. Jay, M.D. (“Dr. Jay”), as senior managing member of Great Point, and Mr. Ortav Yehudai (“Mr. Yehudai”), as Managing Director of Great Point, has voting and investment power with respect to the BVF Shares, and therefore may be deemed to be the beneficial owner of the BVF Shares.

Biomedical Offshore Value Fund, Ltd. (“BOVF”) is the record owner of 573,843 shares (the “BOVF Shares”). Great Point is the investment manager of BOVF, and by virtue of such status may be deemed to be the beneficial owner of the BOVF Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Yehudai, as Managing Director of Great Point, has voting and investment power with respect to the BOVF Shares, and therefore may be deemed to be the beneficial owner of the BOVF Shares.

Notwithstanding the above, Great Point, Dr. Jay and Mr. Yehudai disclaim beneficial ownership of the BVF Shares and the BOVF Shares, except to the extent of their respective pecuniary interests.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1. Great Point Partners, LLC

(a) Amount beneficially owned: 1,024,800

(b) Percent of class: 2.15%1

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,024,800

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,024,800

2. Dr. Jeffrey R. Jay, M.D.

(a) Amount beneficially owned: 1,024,800

(b) Percent of class: 2.15%1

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,024,800

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,024,800

3. Mr. Ortav Yehudai

(a) Amount beneficially owned: 1,024,800

(b) Percent of class: 2.15%1

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,024,800

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,024,800

1 Based on a total of 47,575,521 shares outstanding, as reported by the Issuer in its Form 10-Q filed with the SEC on October 29, 2020.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

See Item 4.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 210373106	SCHEDULE 13G/A	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

Great Point Partners, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D., as Senior Managing Member

Dr. Jeffrey R. Jay, M.D.

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.

Mr. Ortav Yehudai

By:	/s/ Mr. Ortav Yehudai
Mr. Ortav Yehudai

CUSIP No. 210373106	SCHEDULE 13G/A	Page 9 of 9 Pages

Exhibit A

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 16, 2021

Great Point Partners, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D., as Senior Managing Member

Dr. Jeffrey R. Jay, M.D.

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.

Mr. Ortav Yehudai

By:	/s/ Mr. Ortav Yehudai
Mr. Ortav Yehudai